MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

October 28, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Placer Dome Joint Ventures Miranda’s Red Hill
(Cortez Trend) Project

Miranda Gold Corp. is pleased to announce that it has signed an agreement to joint venture its Red Hill project, Eureka County, Nevada, with Placer Dome U.S. Inc. (“PDUS”)

The Red Hill property is comprised of a mining lease covering 79 lode mining claims that occupy a large percentage of the JD window. The JD window exposes lower-plate carbonate rocks that elsewhere in the Cortez Trend are the host rocks for disseminated gold deposits. Extensive hydrothermal activity has caused argillic alteration, decalcification, widespread iron oxide staining and silicification of the carbonate rocks. Anomalous gold mineralization is located in several prominent faults and is associated with barite and antimony mineralization. A small gold resource has been discovered on claims adjacent to the Red Hill property. Miranda’s mining lease is entirely surrounded by claims controlled by PDUS.

The Red Hill property represents a large under-explored alteration cell, with strong geochemical trace elements, as well as gold, that occupies the southeastern extension of the Cortez Trend.

PDUS will pay US $49,875 to Miranda upon signing of the Letter Agreement. In addition, PDUS may pay a total of $500,000 to Miranda over the four-year earn-in period. PDUS can earn a 60% interest in the property by spending $2.0 million in exploration expenditures over four years, of which $100,000 is committed to be expended during the first year. After completing the 60% earn-in phase, PDUS can elect to earn an additional 10% interest in the Red Hill project (for a total 70% interest) by completing a bankable feasibility study within five years, with a minimum annual expenditure of $250,000 during the period in which PDUS completes the feasibility study. After completion of the feasibility study, Miranda can request that PDUS arrange Miranda’s share of project financing, in which case PDUS will earn an additional 5% interest (for a total 75% interest) in the project, and will recover Miranda’s share of this financing from

60% of Miranda’s share of net cash flow from operations on the property.

Placer Dome Inc. is one of the world’s largest gold mining companies with interests in 17 mines employing nearly 13,000 people in seven countries. 2003 marked the highest gold production in the company's history at nearly 3.9 million ounces, with reserves increasing to 60.5 million ounces of gold.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with eleven gold exploration projects in various stages of exploration and development. In the last nine months Miranda has focused exploration efforts more on the Cortez Trend, resulting in the acquisition of eight new properties. Red Hill is the second of Miranda’s Cortez Trend projects that have been recently joint ventured to a major mining company. Miranda Gold Corp. is strategically positioned in this exciting new gold belt.

Miranda believes that additional deposits will be discovered in the Cortez Trend and is pleased to have PDUS, with its specific knowledge of the mineralizing controls in the Cortez Trend, as its partner at Red Hill.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.